SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


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                           PACIFIC SCIENTIFIC COMPANY
                            (Name of Subject Company)

                           PACIFIC SCIENTIFIC COMPANY
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (and Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)


                         -------------------------------

                                     694806
                      (CUSIP Number of Class of Securities)


                         -------------------------------

                                   LESTER HILL
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           PACIFIC SCIENTIFIC COMPANY
                       620 NEWPORT CENTER DRIVE, SUITE 700
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 720-1714
            (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on Behalf
                       of the Person(s) Filing Statement)


                         -------------------------------

                                 With a copy to:

ADAM O. EMMERICH, ESQ.                     WILLIAM S. SIMPSON, ESQ.
Wachtell, Lipton, Rosen & Katz             Paul, Hastings, Janofsky & Walker LLP
51 West 52nd Street                        695 Town Center
New York, New York  10019-6150             Costa Mesa, California  92826
(212) 403-1000                             (714) 668-6200


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          This  Amendment  No.  3  amends  and  supplements  the   Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on February 6, 1998 (as subsequently amended, the "Schedule 14D-9"), by Pacific Scientific Company, a California corporation (the "Company" or "Pacific Scientific"), relating to the tender offer made by ACC Acquisition Corp. ("Purchaser"), a California corporation and
an  indirect  wholly  owned  subsidiary  of  Danaher  Corporation,   a  Delaware
corporation  ("Parent"),  as set forth in a Tender  Offer  Statement on Schedule
14D-1,  dated  February  6,  1998  (the  "Schedule  14D-1"),   to  purchase  all
outstanding Shares at a price of $30.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 31, 1998 (the "Merger Agreement"), by and among DH Holdings Corp., a wholly owned subsidiary of Parent ("Holdings"), Purchaser and the Company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         On February 19, 1998, an action was commenced against the Company and its directors in the Superior Court of California, County of Orange, by Shiela Freiberg, purporting to bring suit as a former holder ("Noteholder") of 7 3/4% Convertible Subordinated Debentures due June 15, 2003 issued by the Company, on behalf of a proposed class of all Noteholders. A copy of the complaint is filed as Exhibit 25 and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED ON EXHIBITS

          Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 25. Complaint in Freiberg vs. Pacific Scientific Company filed on February 19, 1998 (Superior Court of California, County of Orange)(incorporated by reference to Exhibit 99.1 to the Company's Form 8-K as filed on February 25, 1998).

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               PACIFIC SCIENTIFIC COMPANY


Dated:  February 25, 1998                      By: /s/ Lester Hill
                                                  ----------------
                                                  Lester Hill
                                                  Chairman, President and
                                                   Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit 26. Complaint in Freiberg vs. Pacific Scientific Company filed on February 19, 1998 (Superior Court of California, County of Orange) (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K as filed on February 25, 1998).